

September 8, 2011

<u>Via E-mail</u>
Roman Gordon, Chief Executive Officer
Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, CA 91311

      Re: **Cavitation Technologies, Inc.**
              Form 10-K for the fiscal year ended June 30, 2009
              File September 28, 2009
              Form 10-K for the fiscal year ended June 30, 2010
              Filed September 28, 2010
              Form 10-Q for the quarterly period ended December 31, 2009
              Filed February 4, 2010
              Form 10-Q for the quarterly period ended March 31, 2010
              Filed May 17, 2010
              File Nos. 000-53239

Dear Mr. Gordon:

      We have reviewed your filing and supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your periodic reports in accordance with our past comments and your supplemental responses to those comments. In this regard, we note the following: comments one through seven, 9, 11-20, 22, 25-27 and 29 from our letter dated April 2, 2010; comments one through seven, 10-16 from our letter dated June 14, 2010; comments one, three, four, six, seven, nine and 10 from our letter dated July 26, 2010; comments one through seven from our letter dated August 24, 2010; comments one through 13 and 16 from our letter dated October 22, 2010; comments one through four from our letter dated December 20, 2010; comment one from our letter dated February 2,

2011; comment one from our letter dated May 3, 2011; and such other outstanding comments as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director